Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on June 15, 2011

Item 1.

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (05/2011)

Date, Time and Location:
June 15th, 2011, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo (the “Company”).

Attendance:
Members of the Board of Directors, duly signed.

Decisions:

1.	The members of the Board of Directors analyzed the proposal of strategic positioning related to Ipiranga, the Company’s fuel distribution business.

2.	The members of the Board of Directors were updated about the next steps to implement the Company’s new corporate

 (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on June 15th, 2011)

governance structure, in accordance with the proposal approved in the Board of Directors’ Meeting held on April 4th, 2011.

3.	The members of the Board of Directors were updated about strategic and expansion projects of the Company’s subsidiaries.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all Board members present.

Paulo Guilherme Aguiar Cunha – Chairman

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Nildemar Secches

Renato Ochman

Luiz Carlos Teixeira

 (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on June 15th, 2011)

Thilo Mannhardt

Olavo Egydio Monteiro de Carvalho

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2011

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Board Minutes)